SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 10)*

                           Vion Pharmaceuticals, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    927624106
                                 (CUSIP Number)

                              Martin D. Sklar, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 20, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Sch. 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  829,750

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  829,750

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  829,750

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.5%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  598,644

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  598,644

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  598,644

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.1%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  598,644

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  598,644

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  598,644

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.1%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.01 par value (the "Common Stock") of Vion Pharmaceuticals, Inc. (the "Issuer") beneficially owned by Elliott Associates, L.P. ("Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA," and together with Elliott and Elliott International, the "Reporting Persons") as of June 1, 2004 and amends and supplements the Schedule 13D dated August 14, 1998, as amended (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $4,866,958

     The source and amount of funds used by Elliott International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $3,644,376

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns 829,750 shares of Common Stock, constituting 1.5% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 598,644 shares of Common Stock, constituting 1.1% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA own 1,428,394 shares of Common Stock constituting 2.6% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                     Approx. Price per
                                    Amount of Shs.   Share (excl. of
Date              Security          Bought           commissions)

5/20/04           Common            (160,599)          $4.45
5/21/04           Common             (25,100)          $4.34
5/24/04           Common             (32,000)          $4.20
5/24/04           Common             (15,160)          $4.26
5/25/04           Common             (20,000)          $4.17
5/25/04           Common             (20,000)          $4.17
5/26/04           Common             (80,000)          $4.21
5/26/04           Common             (69,000)          $4.20
5/27/04           Common             (23,307)          $4.20
5/27/04           Common             (20,000)          $4.23
5/27/04           Common             (28,520)          $4.21
5/28/04           Common             (65,200)          $3.84
5/28/04           Common             (93,208)          $3.83

     Elliott effected the above transactions on NASDAQ.

     The following transactions were effected by Elliott International during the past sixty (60) days:

                                                     Approx. Price per
                                    Amount of Shs.   Share (excl. of
Date              Security          Bought           commissions)

5/20/04           Common            (147,887)          $4.45
5/21/04           Common             (37,648)          $4.34
5/24/04           Common             (48,000)          $4.20
5/24/04           Common             (22,740)          $4.26
5/25/04           Common             (30,000)          $4.17
5/25/04           Common             (30,000)          $4.17
5/26/04           Common            (120,000)          $4.21
5/26/04           Common            (104,000)          $4.20
5/27/04           Common             (34,959)          $4.20
5/27/04           Common             (30,000)          $4.23
5/27/04           Common             (42,780)          $4.21
5/28/04           Common             (97,800)          $3.84
5/28/04           Common            (139,811)          $3.83


     Elliott International effected the above transactions on NASDAQ.

     No other transactions were effected by the Reporting Persons during the past sixty (60) days which have not been previously reported on Schedule 13D.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) As of May 20, 2004, the Reporting Persons ceased to beneficially own five percent (5%) of the Issuer's Common Stock.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: June 1, 2004

       ELLIOTT ASSOCIATES, L.P.
       By: Elliott Capital Advisors, L.P., as General Partner
             By: Braxton Associates, Inc., as General Partner


                    By: /s/ Elliot Greenberg
                        --------------------
                            Elliot Greenberg
                            Vice President


       ELLIOTT INTERNATIONAL, L.P.
       By: Elliott International Capital Advisors Inc.,
             as Attorney-in-Fact


                    By: /s/ Elliot Greenberg
                        --------------------
                            Elliot Greenberg
                            Vice President


       ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


       By: /s/ Elliot Greenberg
           --------------------
               Elliot Greenberg
               Vice President